

April 8, 2010

Via US Mail and Facsimile to (416) 866-7867

Luc A. Vanneste
Executive Vice President and Chief Financial Officer
Bank of Nova Scotia
44 King Street West,
9th Floor Scotia Plaza
Toronto, Ontario, M5H 1H1

     Re: **Bank of Nova Scotia**
              Form 40-F for Fiscal Year Ended October 31, 2009
              Form 6-K for Fiscal Quarter Ended January 31, 2010
              File No. 002-09048

Dear Mr. Vanneste:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F, filed December 8, 2009

Exhibit 2 – Management's Discussion and Analysis

Group Financial Performance

Credit Quality, page 32

1.   We note your disclosure on page 32 that International Banking impaired loans
        increased primarily due to retail and commercial portfolios in the Caribbean and
        Chile. In addition, we note from your tabular disclosure of impaired loans by
        business line on page 33 that gross impaired loans in Latin America and the
        Caribbean and Central America make up 85.8% of the International Banking
        impaired loans as of October 31, 2009. For the purpose of greater transparency,
        please tell us and revise your future filings to comprehensively bridge the gap
        between the increases in your impaired loans and changes in the provision for
        credit losses and allowance for loan losses for your International Banking
        segment. Please be as specific and detailed as needed to provide an investor with
        a clear understanding of the changes in credit quality, including loan type, for
        each of these geographic locations.

Supplementary Data, page 87

2.   We note your disclosure tables for loans and acceptances, net impaired loans, and
        specific provisions on pages 85 to 88. In addition, we note the disclosure on page
        120 of your Consolidated Financial Statements that a substantial portion of the
        general allowance is allocated to the business and government loans portfolio. In
        an effort to provide greater transparency please include the following asset quality
        disclosures in your future filings:

        a. An allocation of the general allowance for credit losses by geographic
            segment and/or type of borrower. Please also provide similar disclosure
            for your total allowance for credit losses;
        b. Changes in net impaired loans by geographic segment and/or business line
            similar to the presentation provided in T12 on page 33; and
        c. The ratio of net charge-offs during the period to average loans and
            acceptances outstanding during the period similar to that provided for the
            provision for loan losses in T13 on page 33.

Exhibit 3 - 2009 Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Changes in Accounting Standards and Policies, page 111

3.   We note your disclosure that pursuant to CICA amended Section 3855, effective November 1, 2008, $9,447 million of debt securities at amortized cost were reclassified to loans. In addition, we note that as of the effective date these securities had gross unrealized losses of $918 million. Please tell us and include in future filings the following:

        a.   The types of securities and amounts reclassified to loans on November 1, 2008 and the remaining balance as of October 31, 2009. Your current disclosure only indicates that these were debt securities not quoted in an active market;
        b.   How these reclassified securities are reviewed for impairment. Please also compare and contrast these procedures to your review for impairment on the remainder of your loan portfolio;
        c.   How you determined the loan portfolio subcategories (e.g. personal, business and government) for these reclassified debt securities; and
        d.   How the allowance for credit losses is determined for these reclassified securities and if there was a specific or general allowance allocated to them at year end.

Derivative Instruments, page 115

4.   We note your disclosure on page 115 that inception gains and losses on derivatives that are fair valued based on unobservable inputs, or Level 3, are deferred over the life of the related contract or until the valuation inputs become observable. Please tell us the total inception gains and losses on Level 3 derivatives as of October 31, 2009 that have been deferred, as applicable, in addition to how you considered whether this difference in accounting would result in a reconciling item in the Canadian GAAP to U.S. GAAP reconciliation footnote.

Note 3 – Securities, page 117

5.   We note on page 119 that you recorded an impairment write-down of $689 million on securities during the current year. Please tell us and revise your future filings to clearly disclose the securities for which you recorded this impairment write-down and how you determined the amount of the impairment.

Note 5 – Impaired loans and allowance for credit losses, page 121

6.   We note your disclosure that there were no write-offs of loans restructured during the current year. Please tell us and consider including in future filings the amount of loans restructured during the current year, as applicable.

Note 8 – Goodwill and other intangible assets, page 123

7.   We note your goodwill rollforward by main operating segment disclosure and that you assess impairment of your goodwill by reporting unit on an annual basis. Please confirm whether or not your reporting units are the same as your main operating segments for reviewing for goodwill impairment. If not, please tell us and consider revising future filings to disclose the following:

    a. The number of reporting units and the goodwill balance allocated to each reporting unit; and
    b. The results of your annual impairment test on each reporting unit.

Note 29 – Reconciliation of Canadian and United States generally accepted accounting principles (GAAP), page 157

8.   We note your disclosure on page 158 that the current year reconciling item for derivative instruments was due to the bifurcation of credit-related embedded derivatives in synthetic CDO structures. Please tell us and include in future filings a more detailed discussion of how you account for synthetic CDO structures and the related embedded derivatives under Canadian GAAP and U.S. GAAP so as to explain the reasons for the material adjustment to the reconciliation of net income.

9.   We note your disclosure on page 158 for the classification and impairment of financial instruments reconciliation that the change in the impairment analysis under U.S. GAAP effective May 1, 2009 for available-for-sale debt instruments had no impact on you because these instruments are written down to fair value when impaired for Canadian GAAP. Please tell us further and revise your future filings to explain how you determined there to be no reconciling item between Canadian GAAP and U.S. GAAP.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3484 if you have questions.

Sincerely,

John A. Spitz
Staff Accountant